SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NextWave Wireless Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.007 PER SHARE

(Title of Class of Securities)

65337Y102

(CUSIP Number)

Wayne A. Wirtz

AT&T Inc.

208 S. Akard St.

Dallas, Texas 75202

210-281-4105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2012

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)	Name of reporting person AT&T Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 25,082,268(1)
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 25,082,268(1)
(11)	Aggregate amount beneficially owned by each reporting person 25,082,268
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 67.5%(2)
(14)	Type of reporting person CO

(1)	The shares of Common Stock, par value $0.007 per share (“NextWave Common Stock”), of NextWave Wireless Inc., a Delaware corporation (“NextWave” or the “Issuer”) covered by this item may be deemed to be beneficially owned under Voting Agreements, dated as of August 1, 2012 (the “Voting Agreements”), between AT&T Inc., a Delaware corporation (“AT&T”), and each of the stockholders of NextWave that are parties thereto (each, a “Supporting Stockholder”, and together, the “Supporting Stockholders”), obligating the Supporting Stockholders to vote such shares in accordance with the terms of the Voting Agreements and pursuant to which limited proxies may be provided. AT&T expressly disclaims beneficial ownership of all of the shares of NextWave Common Stock subject to the Voting Agreements. For purposes of filing this Schedule 13D, the number of shares of NextWave Common Stock beneficially owned by Supporting Stockholders has been calculated as if all of the options, warrants and Third Lien Subordinated Secured Convertible Notes (“Third Lien Notes”) of NextWave Wireless Inc. beneficially owned by such Supporting Stockholders have been exercised or converted, as applicable. The number of shares of NextWave Common Stock underlying options, warrants and Third Lien Notes held by Supporting Stockholders have been calculated on the basis of information provided by the Issuer in connection with the transactions described in Item 4 of this Schedule 13D and amendments to Schedule 13Ds filed by Supporting Stockholders.
(2)	This percentage is based on an aggregate total of 24,928,132 shares of NextWave Common Stock issued and outstanding as of August 1, 2012, as represented by NextWave in the Merger Agreement, and 12,227,878 shares of NextWave Common Stock underlying certain options, warrants and Third Lien Notes held by Supporting Stockholders exercisable or convertible, as applicable, for shares of NextWave Common Stock that would be subject to the Voting Agreements provided by the Supporting Stockholders. The number of shares of NextWave Common Stock underlying options, warrants and Third Lien Notes held by Supporting Stockholders have been calculated on the basis of information provided by the Issuer in connection with the transactions described in Item 4 of this Schedule 13D and amendments to Schedule 13Ds filed by Supporting Stockholders.

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ITEM 1. SECURITY AND ISSUER.

This statement relates to the shares of common stock, par value $0.007 per share (“NextWave Common Stock”), of NextWave Wireless Inc., a Delaware corporation (“NextWave” or the “Issuer”). The principal executive offices of the Issuer are located at 12264 El Camino Real, Suite 305, San Diego, California 92130.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is being filed by AT&T Inc. (“AT&T”). The principal business address of AT&T is 208 S. Akard St., Dallas, Texas 75202. AT&T is a communications holding company whose subsidiaries are engaged principally in communications.

(a)-(c); (f)

The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors, advisory directors and executive officers of AT&T is set forth in Schedule I hereto. Except as otherwise indicated in Schedule I, each person listed in Schedule I hereto is a citizen of the United States.

(d)-(e)

During the last five years, neither AT&T nor, to the knowledge of AT&T, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to, and subject to the terms and conditions contained in, the Voting Agreements described in Item 4 entered into by AT&T with certain stockholders of the Issuer who beneficially own an aggregate of approximately 58% of the issued and outstanding shares of NextWave Common Stock as of August 1, 2012 (each, a “Supporting Stockholder”), AT&T may be deemed to have acquired beneficial ownership of 25,082,268 shares of NextWave

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Common Stock. As described in response to Item 4 below, the shares of NextWave Common Stock beneficially owned by the Supporting Stockholders have not been purchased by AT&T, and thus no funds were used for such purpose. AT&T has not paid any monetary consideration to the Supporting Stockholders in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see Item 4 below, which description is incorporated by reference into this Item 3.

ITEM 4. PURPOSE OF THE TRANSACTION.

(a)-(j)

The Merger Agreement

NextWave entered into an Agreement and Plan of Merger, dated as of August 1, 2012 (the “Merger Agreement”), with AT&T and Rodeo Acquisition Sub Inc. (“Merger Sub”), that provides for the acquisition of the Issuer by AT&T by means of a merger (the “Merger”) of Merger Sub with and into the Issuer. As a result of the Merger, the Issuer will become a wholly owned subsidiary of AT&T. The Merger Agreement provides that, upon consummation of the Merger, each share of NextWave Common Stock, issued and outstanding immediately prior to the effective time of the Merger (other than shares as to which statutory appraisal rights are perfected) will be converted into the right to receive (i) $1.00 per share in cash and (ii) a non-transferable contingent payment right (“CPR”) representing a pro rata interest in an amount of up to $25 million held in escrow, which may be reduced in respect of indemnification obligations and other amounts payable to AT&T as described below under the heading “Contingent Payment Rights, Escrow Fund, Adjustment Amounts and Indemnification of AT&T” and post-closing purchase price adjustments as described below under the heading “Note Purchase Agreements”. The Merger and the transactions contemplated thereby were unanimously approved by the Independent Committee of the Issuer’s Board of Directors and its Board of Directors.

Pursuant to the Merger Agreement, the Issuer agreed, prior to the closing date of the Merger (the “Closing Date”), to operate its business in the ordinary course and to refrain from taking certain actions without obtaining the prior consent of AT&T (which may not be unreasonably withheld, delayed or conditioned). The Merger Agreement contemplates that prior to the effective time of the Merger, the Issuer will form a new holding company for its assets other than its Wireless Communications Services (“WCS”) and Advanced Wireless Services (“AWS”) wireless spectrum licenses and other assets related exclusively thereto (“NextWave Holdco”) and immediately prior to the closing of the Merger, transfer 100% of the equity in NextWave Holdco to the Third Lien Holders (as defined below) in partial redemption of the Third Lien Notes (as defined below). In addition, at least ten business days prior to the Closing Date, the Issuer is required to deliver an estimate of its unrestricted cash which relates solely to the WCS and AWS wireless spectrum licenses and all balance sheet liabilities of the Issuer, which items will be components in the purchase price to be paid by AT&T for the Third Lien Notes pursuant to the Third Lien NPA (as defined below). AT&T has certain approval rights over such balance sheet calculation.

Consummation of the Merger is subject to certain conditions, including stockholder approval, performance of covenants in all material respects and the continued accuracy of the Issuer’s representations and warranties, except as would not reasonably be expected to have a Material Adverse Effect, as defined in the Merger Agreement, except for certain fundamental representations which must be true and correct in all material respects. Additional conditions include that:

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•	all required regulatory approvals, including receipt of the requisite consent from the Federal Communications Commission (the “FCC”), must be obtained without the imposition of any conditions that affect the operations or assets of AT&T or the operations or assets of the Issuer, subject to exceptions for items which relate to WCS wireless spectrum and are not material in relation to the aggregate purchase price paid by AT&T;

•	none of the Issuer’s U.S. WCS or AWS wireless spectrum licenses will have been lost, revoked, canceled, terminated, suspended, not renewed or forfeited or awarded by the FCC to a competing party;

•	there is an absence of pending or threatened governmental litigation, or third party litigation challenging the transaction that would reasonably be expected to have a Material Adverse Effect;

•	a certain forbearance agreement entered into by the Issuer and the Holders (as defined below) must remain in full force and effect and the Holders must have performed in all material respects their obligations and covenants under the Note Purchase Agreements described below; and

•	the Issuer shall have redeemed all of its 16% Third Lien Subordinated Secured Convertible Notes due 2013 (the “Third Lien Notes”), other than those acquired by AT&T on the Closing Date pursuant to the Note Purchase Agreements described below, in exchange for 100% of the equity of NextWave Holdco.

The Merger Agreement prohibits the Issuer from soliciting or encouraging competing acquisition proposals. However, the Issuer may, on the terms and subject to the conditions set forth in the Merger Agreement, provide information to, and negotiate with, a third party that makes an unsolicited acquisition proposal that the Issuer’s board of directors (or the Independent Committee thereof) determines constitutes or would reasonably be expected to result in a “Company Superior Proposal” (as defined in the Merger Agreement). The Issuer can also terminate the Merger Agreement to enter into a definitive agreement with respect to such a Company Superior Proposal, subject to compliance with the terms of the Merger Agreement, including the payment of a termination fee as described below.

The Merger Agreement will terminate automatically if the Merger has not occurred on or prior to July 31, 2013 (the “Termination Date”). The Termination Date may be extended for up to two three-month periods at the option of AT&T if requisite regulatory approvals have not been obtained. In addition, AT&T can terminate the Merger Agreement if, among other things:

•	the Issuer’s proxy statement is not filed with the Securities and Exchange Commission within ten business days after the date of the execution of the Merger Agreement (a “Proxy Statement Filing Termination Event”);

•	any U.S. WCS or AWS spectrum asset of the Issuer is awarded by the FCC to any competing party or otherwise forfeited;

•	a Material Adverse Effect shall have occurred and be continuing; or

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•	the Debt Documents (as defined in the Merger Agreement) are not executed by the Issuer and the Holders party thereto within ten business days following the date of the Merger Agreement to the reasonable satisfaction of AT&T.

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, the Issuer will pay AT&T a termination payment of $5 million, including if:

•	the Merger Agreement is automatically terminated because the effective time does not occur prior to Termination Date or is terminated by AT&T due to a willful breach by the Issuer and prior to such termination an alternative proposal for the acquisition of the Issuer has been made and not withdrawn at least twenty business days prior to such termination or rejected affirmatively by the Issuer and the Issuer enters into or completes an alternative transaction meeting criteria set forth in the Merger Agreement within eighteen months of the termination of the Merger Agreement; or

•	the Merger Agreement is terminated by AT&T due to a Proxy Statement Filing Termination Event on or after the fifteenth business day following the date of the Merger Agreement and the Issuer enters into or completes an alternative transaction meeting criteria set forth in the Merger Agreement within eighteen months of the termination of the Merger Agreement.

If the Merger Agreement is terminated by the Issuer in connection with the entry into a definitive transaction agreement contemplating a Issuer Superior Proposal, the potential acquiror must pay the $5 million termination payment to AT&T as a condition to entering into the definitive transaction agreement.

In addition, under the Third Lien NPA, the holders of the Third Lien Notes (the “Third Lien Holders”) have agreed to pay a termination payment to AT&T in certain circumstances involving the Issuer entering into or completing an alternative transaction within eighteen months of the termination of the Merger Agreement, equal to the lesser of $35 million and the difference between the fair market value of the proceeds received by the Third Lien Holders in such alternative transaction and the fair market value of the proceeds that would have been received under the Third Lien NPA.

The foregoing is a summary of the material terms of the Merger Agreement (other than the immediately preceding reference to the Third Lien NPA). The summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement. Investors are encouraged to review the entire text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Current Report on Form 8-K of the Issuer as filed with the Securities and Exchange Commission on August 6, 2012 and incorporated herein by reference.

Contingent Payment Rights, Escrow Fund, Adjustment Amounts and Indemnification of AT&T

At the time of closing of the Merger, AT&T, a stockholders representative appointed by the Issuer (the “Stockholders Representative”) and a rights agent (the “Rights Agent”) will enter into a Contingent Payment Rights Agreement (the “CPR Agreement”), the form of which is attached to the Merger Agreement as Exhibit B thereto. The CPR Agreement will provide for the terms of the CPRs included as part of the merger consideration.

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Each CPR provides the Issuer’s stockholders with a pro rata residual interest in an amount up to $25 million, representing up to approximately $0.95 per share, which may be released from a $50 million escrow fund to be funded on the Closing Date with (i) a $25 million payment from AT&T pursuant to the Merger Agreement and (ii) $25 million of the price paid for the Third Lien Notes by AT&T pursuant to the Third Lien NPA. The escrow fund is subject to reduction to satisfy indemnification rights held by AT&T in respect of losses arising from, among other things:

•	any breaches of representations or warranties by the Issuer under the Merger Agreement (and for purposes of determining both the occurrence of a breach and the amount of a loss, materiality qualifiers and in certain instances knowledge qualifiers will be disregarded);

•	any pre-closing breaches by the Issuer of covenants contained in the Merger Agreement;

•	any payments made to former stockholders of the Issuer as a result of demand or appraisal rights under Delaware law;

•	any demands, requests or claims for indemnification or indemnification-related expense advancement or reimbursement made by any current or future director, partner, manager, officer, employee, representative or agent of the Issuer under the Issuer’s organizational documents or otherwise;

•	any claims by former stockholders of the Issuer with respect to the determination by the Issuer to enter into the Merger Agreement, the allocation of the merger consideration, the allocation of the Closing Date Total Consideration (as defined in the Merger Agreement) or any transfer of assets of the Issuer prior to the Closing Date as permitted by the Merger Agreement;

•	certain pre-closing liabilities listed on the Disclosure Schedules to the Merger Agreement;

•	any tax liability of the Issuer relating to the transfer of NextWave Holdco to the Third Lien Holders;

•	any amounts owing to the Rights Agent or the escrow agent in connection with the CPR Agreement and the escrow agreement to be entered into pursuant to the Merger Agreement and the Third Lien NPA, respectively; and

•	any liability attributable to NextWave Holdco other than liabilities exclusively related to the WCS and AWS assets.

In addition, AT&T will receive payment from the escrow fund in the amount of any negative post-closing adjustment amounts provided for under the Third Lien NPA in respect of (1) a portion of alternative minimum tax liabilities with respect to the transactions contemplated by the Merger Agreement, including the transfer of NextWave Holdco to the Third Lien Holders, and (2) balance sheet liabilities of the Issuer (other than liabilities attributable to the Notes), subject to certain exclusions, in excess of unrestricted cash.

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The Third Lien Holders will be obligated to contribute additional amounts to the escrow fund in the amount of claims for (a) indemnification relating to liabilities attributable to NextWave Holdco and its subsidiaries, (b) indemnification relating to tax liabilities incurred by the Issuer relating to the transfer of NextWave Holdco to the Third Lien Holders, (c) any amount by which the Closing Date liabilities of the Issuer net of unrestricted cash exceed amounts estimated at closing and (d) any amount by which the alternative minimum tax incurred by the Issuer related to the transactions contemplated by the Merger Agreement exceeds amounts estimated at closing. The additional contributions paid under clauses (a) (except with respect to liabilities arising from the post-closing operation of NextWave Holdco) and (c) are referred to as “Additional Amounts” which increase the payment priority of the Third Lien Holders with respect to releases from the escrow fund.

The first release from the escrow fund, if any, will be made on the first anniversary of the Closing Date, in an amount equal to 75% of the escrow fund then remaining and not subject to any reserves for pending claims (the “First Release Amount”), and shall be delivered (a) first, to the Third Lien Holders in an amount equal to the lesser of (i) the First Release Amount or (ii) $25 million plus the Additional Amount; and (b) second, to the Rights Agent for the benefit of the CPRs, the balance of the First Release Amount. The second release from the escrow fund, if any, will be made on the second anniversary of the closing of the Merger, in an amount equal to the balance of the escrow fund then remaining and not subject to any reserves for pending claims (the “Second Release Amount”), and shall be delivered (a) first, to the Third Lien Holders, in an amount equal to the lesser of (i) the Second Release Amount and (ii) $25 million plus the Additional Amount minus the amount released to the Third Lien Holders with respect to the First Release Amount, (b) second, to the Rights Agent for the benefit of the CPRs, the lesser of (i) the balance of the Second Release Amount and (ii) $25 million minus the amount released to the Rights Agent for the benefit of the CPRs with respect to the First Release Amount; and (c) third, the balance, if any, to the Third Lien Holders. Thereafter, any amounts then remaining in the escrow fund in excess of any reserves maintained by the escrow agent will be delivered first, to the Third Lien Holders until they have received an aggregate amount equal to $25 million plus the Additional Amount; second, to the Rights Agent for the benefit of the CPRs until it has received an aggregate of $25 million from the escrow fund; and third, the balance of such amount to the Third Lien Holders.

The CPRs will not be transferable, except in the limited circumstances specified in the CPR Agreement.

The foregoing is a summary of the material terms of the CPR Agreement. The summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of the CPR Agreement attached to the Merger Agreement as Exhibit B thereto. Readers of this Schedule 13D are encouraged to review the entire text of the form of the CPR Agreement attached to the Merger Agreement as Exhibit B thereto, a copy of which is filed as Exhibit 2.1 to the Current Report on Form 8-K of the Issuer as filed with the Securities and Exchange Commission on August 6, 2012 and incorporated herein by reference.

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Amended and Restated Third Lien Notes

To permit the consummation of the transactions described above relating to NextWave Holdco, the (i) holders of the Senior Secured Notes due 2012 (such holders, the “First Lien Holders”; such notes, the “First Lien Notes”) of NextWave Wireless, LLC (“NextWave Wireless”) issued under the Purchase Agreement, dated as of July 17, 2006, as amended (the “First Lien Purchase Agreement”), (ii) holders of the Senior-Subordinated Secured Second Lien Notes due 2013 (such holders, the “Second Lien Holders” and, collectively with the First Lien Holders and the Third Lien Holders, the “Holders”; such notes, the “Second Lien Notes” and together with the First Lien Notes and the Third Lien Notes, the “Notes”) of NextWave Wireless issued under the Second Lien Subordinated Note Purchase Agreement, dated as of October 19, 2008, as amended (the “Second Lien Purchase Agreement”), and (iii) Third Lien Holders of the Third Lien Notes issued under the Third Lien Subordinated Exchange Note Exchange Agreement, dated as of October 19, 2008, as amended (the “Third Lien Exchange Agreement”, and together with the First Lien Purchase Agreement and the Second Lien Purchase Agreement, the “Note Agreements”) will amend and restate the Note Agreements and amend certain documents ancillary to the Note Agreements. Specifically, the Third Lien Notes will be amended and restated and split into two series to provide that certain of the Issuer’s obligations to the Third Lien Holders will remain with the Issuer and the remaining obligations will become direct obligations of NextWave Holdco. In connection with the amended and restated convertible notes, the Third Lien Holders have agreed that $325 million of the Issuer’s outstanding obligations under the Third Lien Notes will remain the Issuer’s direct obligations and the remaining principal balance of the Issuer’s Third Lien Notes plus accrued and unpaid interest as of the date the Third Lien Notes are amended and restated will become the direct obligations of NextWave Holdco. It is contemplated that the interest on the Third Lien Notes assumed by NextWave Holdco will be paid-in-kind at a rate of 16% per annum (the same as the Third Lien Notes that remain with the Issuer) and that the covenants applicable to the assumed Third Lien Notes will be amended.

Voting Agreements

Concurrently with the execution of the Merger Agreement and as an inducement to AT&T’s and Merger Sub’s willingness to enter into the Merger Agreement, the Supporting Stockholders have entered into separate voting agreements pursuant to which the Supporting Stockholders have agreed to vote their shares of NextWave Common Stock in favor of the adoption of the Merger Agreement (the “Voting Agreements”).

The terms of the Voting Agreements provide for certain restrictions on the Supporting Stockholders’ ability to enter into certain voting arrangements or transfer their shares until the Voting Agreements is terminated. In addition, the Voting Agreements will terminate upon the earliest to occur of (i) the mutual consent of AT&T and the applicable stockholder; (ii) receipt of the affirmative vote of the Issuer’s stockholders in favor of the Merger Agreement and the transactions contemplated by the Merger Agreement; (iii) the termination of the Merger Agreement and (iv) reduction of the consideration to be received under the Merger Agreement.

The foregoing is a summary of the material terms of the Voting Agreements. The summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of Voting Agreement attached to the Merger Agreement as Exhibit A thereto. Readers of this Schedule 13D are encouraged to review the entire text of the form of Voting Agreement, which is included as Exhibit A to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Current Report on Form 8-K of the Issuer as filed with the Securities and Exchange Commission on August 6, 2012 and incorporated herein by reference.

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Note Purchase Agreements and AT&T Call Right Agreement

AT&T entered into note purchase agreements with the First Lien Holders (“First Lien NPA”), Second Lien Holders (the “Second Lien NPA”) and Third Lien Holders (“Third Lien NPA”, and together with the First Lien NPA and the Second Lien NPA, the “Note Purchase Agreements”), each described in more detail below. Under the Note Purchase Agreements, the Holders have agreed to a number of restrictions and covenants, including without limitation:

•	not to transfer their notes (except to other Third Lien Holders) without the consent of AT&T, subject to certain exceptions and qualifications relating to such consent right;

•	not to, nor encourage any other person or entity to, delay, impede, appeal or take any other action, directly or indirectly, to interfere, or that is inconsistent, with the implementation of the Merger on the terms set forth in the Merger Agreement; and

•	not solicit, encourage or knowingly facilitate or induce any inquiry with respect to or that could reasonably be expected to lead to the making or submission of any competing proposal to acquire the Issuer or participate in discussions or negotiations with respect to certain competing proposals, except discussions in which the Issuer is participating and which are permitted under the Merger Agreement and being conducted in accordance with the terms thereof.

First and Second Lien Note Purchase Agreements

AT&T will purchase from the First Lien Holders and Second Lien Holders under the First Lien NPA and Second Lien NPA, respectively, all of the First Lien Notes and Second Lien Notes for a cash purchase price equal to the outstanding principal plus accrued interest owing under the Notes immediately prior to the effective time of the Merger. Additionally, the First Lien Holders have agreed to provide a working capital line (subject to negotiation and execution of mutually agreeable documentation) of up to $15 million to be made available to the Issuer prior to the closing, which may be pari passu with the First Lien Notes (or senior in priority to the First Lien, Second Lien or Third Lien Notes) and senior to any other debt obligation of the Issuer. Proceeds from disbursements under the working capital line shall be used solely to pay expenses incurred in the ordinary course of operations of the Issuer or in connection with payments to be made in connection with the Merger.

Third Lien Note Purchase Agreement

AT&T and the Third Lien Holders entered into the Third Lien NPA as of the date of the Merger Agreement. Pursuant to the Third Lien NPA, AT&T will purchase the Third Lien Notes immediately prior to the closing of the Merger (and after the partial redemption of the Third Lien Notes for 100% of the equity interests in NextWave Holdco) for $600 million subject to certain deductions and adjustments, with the following specific deductions:

•	the aggregate amount to be paid to the First Lien Holders and the Second Lien Holders pursuant to the First Lien NPA and the Second Lien NPA, which amount is currently estimated to be approximately $385 million;

•	the cash merger consideration to be paid to the holders of the Issuer’s equity securities;

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•	repayment of the Issuer’s working capital line of credit described above;

•	the $25 million to be deposited in the escrow fund for the benefit of the CPRs, which is described above under the heading “Contingent Payment Rights, Escrow Fund, Adjustment Amounts and Indemnification of AT&T”;

•	a portion of any alternative minimum tax reasonably expected to be imposed on the Issuer with respect to the Merger, the Third Lien NPA and the transfer of the Other Assets or the Additional Spectrum Assets (as defined in the Merger Agreement); and

•	the aggregate amount of the balance sheet liabilities of the Issuer (other than liabilities attributable to the Notes), subject to certain exclusions, minus the amount of the Issuer’s unrestricted cash.

In addition, $25 million of the purchase price under the Third Lien NPA will be held in the $50 million escrow fund to be established on the Closing Date, as described under the heading “Contingent Payment Rights, Escrow Fund, Adjustment Amounts and Indemnification of AT&T”.

The Third Lien Holders have also agreed, on the terms and conditions set forth in the Third Lien NPA:

•	to pay a termination fee equal to the lesser of $35 million and the difference between the fair market value of the proceeds received by the Third Lien Holders and the fair market value of the proceeds that would have been received under the Third Lien NPA if the Merger Agreement is terminated in connection with a Qualifying Transaction (as defined in the Merger Agreement); and

•	to not interfere with the Merger or take any action to support a bankruptcy filing of the Issuer.

AT&T Call Right Agreement

Concurrently with the execution of the Merger Agreement and the Note Purchase Agreements, AT&T, Wilmington Trust, National Association and certain Third Lien Holders entered into a Call Right Agreement pursuant to which AT&T will have the right to purchase certain of the Third Lien Notes (as to be amended in accordance with the Merger Agreement) held by such Third Lien Holders upon a filing by the Issuer or any of its subsidiaries of a voluntary or involuntary bankruptcy petition. The purchase price for the Third Lien Notes is a positive number equal to (i) $550 million minus (ii) the accreted value of the First Lien Notes minus (iii) the accreted value of the Second Lien Notes; provided that the actual amount to be paid is subject to reduction depending on the allowed amount of the secured claim related to the Third Lien Notes and the size of any credit bid. In connection with this call right, the Third Lien Holders will be subject to certain transfer restrictions and will provide a limited indemnity to AT&T.

The foregoing are summaries of the material terms of the Note Purchase Agreements and the Call Right Agreement. The summaries do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Note Purchase Agreements and the Call Right Agreement. Readers of this Schedule 13D are encouraged to review the entire text of the First Lien NPA, Second Lien NPA and Third Lien NPA, copies of which are filed as Exhibits 99.1, 99.2 and 99.3 to the Current Report on Form 8-K of the Issuer as filed with the Securities and Exchange Commission on August 6, 2012 and incorporated herein by reference, and the Call Right Agreement, a copy of which is filed as Exhibit 5 to this Schedule 13D and incorporated herein by reference.

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Except as contemplated by the Merger Agreement, the Voting Agreements, the Note Purchase Agreements, the Call Right Agreement or as otherwise set forth in this Item 4, neither AT&T, nor, to the knowledge of AT&T, any of the persons listed on Schedule I hereto, has any present plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) For the purposes of Rule 13d-3 promulgated under the Exchange Act, AT&T may be deemed to be the beneficial owner of an aggregate of 25,082,268 shares of NextWave Common Stock in connection with the Voting Agreements. Pursuant to the rights afforded to it under the Voting Agreements, AT&T may be deemed to have shared power to vote up to an aggregate of 25,082,268 shares of NextWave Common Stock in favor of approval of the Merger Agreement and the other matters described in the Voting Agreements, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, AT&T may be deemed to be the beneficial owner of an aggregate of 25,082,268 shares. Based on the number of issued and outstanding shares of NextWave Common Stock as of August 1, 2012, as represented by NextWave in the Merger Agreement, and the number of shares of NextWave Common Stock underlying options, warrants and Third Lien Notes held by Supporting Stockholders calculated on the basis of information provided by the Issuer in connection with the transactions described in Item 4 of this Schedule 13D and amendments to Schedule 13Ds filed by Supporting Stockholders, AT&T may be deemed to own approximately 67.5% of the shares of NextWave Common Stock based on the calculation described in Rule 13d-3 promulgated under the Exchange Act. AT&T expressly disclaims beneficial ownership of all of the shares of NextWave Common Stock subject to the Voting Agreements.

To the knowledge of AT&T, none of the persons listed on Schedule I hereto is the beneficial owner of any shares of NextWave Common Stock.

(c) Except as described in Item 4 hereof or as listed on Schedule I hereto, no transactions in shares of the NextWave Common Stock were effected by AT&T, or, to the knowledge of AT&T, any of the persons listed on Schedule I hereto, during the past 60 days.

(d) AT&T has no right to receive dividends from, or the proceeds from the sale of, the shares of NextWave Common Stock subject to the Voting Agreement.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth in this Schedule 13D, to the knowledge of AT&T, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of NextWave, including but not limited to, transfer or voting of any of the securities of NextWave, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of NextWave.

CUSIP No. 65337Y102	Page 13 of 18

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Agreement and Plan of Merger, dated as of August 1, 2012, among AT&T Inc., Rodeo Acquisition Sub Inc. and NextWave Wireless Inc., including the forms of the Voting Rights Agreement and the Contingent Payment Rights Agreement attached thereto as Exhibits A and B (filed as Exhibit 2.1 to the Current Report on Form 8-K of NextWave Wireless, Inc. as filed with the Securities and Exchange Commission on August 6, 2012 and incorporated herein by reference)

Exhibit 2	Note Purchase Agreement among AT&T Inc., the Consenting Holders Listed on Schedule I thereto and Wilmington Trust, National Association, as Holder Representative, dated as of August 1, 2012 (filed as Exhibit 99.1 to the Current Report on Form 8-K of NextWave Wireless, Inc. as filed with the Securities and Exchange Commission on August 6, 2012 and incorporated herein by reference).

Exhibit 3	Note Purchase Agreement among AT&T Inc. and the Consenting Holders Listed on Schedule I thereto and Wilmington Trust, National Association, as Holder Representative, dated as of August 1, 2012 (filed as Exhibit 99.2 to the Current Report on Form 8-K of NextWave Wireless, Inc. as filed with the Securities and Exchange Commission on August 6, 2012 and incorporated herein by reference).

Exhibit 4	Note Purchase Agreement among AT&T Inc. and the Consenting Holders Listed on Schedule I thereto and Wilmington Trust, National Association, as Holder Representative, dated as of August 1, 2012 (filed as Exhibit 99.3 to the Current Report on Form 8-K of NextWave Wireless, Inc. as filed with the Securities and Exchange Commission on August 6, 2012 and incorporated herein by reference).

Exhibit 5	Call Right Agreement among AT&T Inc., Wilmington Trust, National Association, and the Third Lien Holders Listed on Schedule I thereto, dated as of August 1, 2012.

CUSIP No. 65337Y102	Page 14 of 18

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 13, 2012

AT&T Inc.

By:	/s/ John T. Stankey
Name:	John T. Stankey
Title:	Group President and Chief Strategy Officer

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

AT&T INC.

Name of Director	Business Address	Principal Occupation	Name, Address and Principal Business of Employer
Randall L. Stephenson	208 S. Akard St. Dallas, Texas 75202	Chairman of the Board, Chief Executive Officer and President of AT&T Inc.	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202

Gilbert F. Amelio	208 S. Akard St. Dallas, Texas 75202	Former Senior Partner, Sienna Ventures	Not applicable.

Reuben V. Anderson	208 S. Akard St. Dallas, Texas 75202	Senior partner in the law firm of Phelps Dunbar, LLP	Phelps Dunbar, LLP Canal Place 365 Canal Street, Suite 2000 New Orleans, Louisiana 70130-6534

Phelps Dunbar, LLP is a law firm.

James H. Blanchard	208 S. Akard St. Dallas, Texas 75202	Chairman of the Board and Partner of Jordan-Blanchard Capital LLC	Jordan-Blanchard Capital LLC 6001 River Road, Suite 100 Columbus, Georgia 31904

Jordan-Blanchard Capital is a private equity alternative asset management firm.

Jaime Chico Pardo*	208 S. Akard St. Dallas, Texas 75202	President and Chief Executive Officer of ENESA	ENESA Mario Pani #750 Mezzanine Col. Lomas de Santa fe 05300 Mexico, C.P. ENESA is a private fund investing in the energy and health care sectors in Mexico.

*Jaime Chico Pardo is a citizen of Mexico.

CUSIP No. 65337Y102	Page 16 of 18

Name of Director	Business Address	Principal Occupation	Name, Address and Principal Business of Employer
Scott T. Ford	208 S. Akard St. Dallas, Texas 75202	Partner at Westrock Capital Partners, LLC	Westrock Capital Partners, LLC 900 South Shackleford Road Suite 200 Little Rock, AR 72211

Westrock Capital Partners, LLC is a privately held investment firm in Little Rock, Arkansas.

James P. Kelly	208 S. Akard St. Dallas, Texas 75202	Retired Chairman of the Board and Chief Executive Officer of United Parcel Service, Inc.	Not Applicable

Jon C. Madonna	208 S. Akard St. Dallas, Texas 75202	Retired Chairman and Chief Executive Officer of KPMG LLP	Not Applicable.

John B. McCoy	208 S. Akard St. Dallas, Texas 75202	Retired Chairman of Bank One Corporation	Not Applicable.

Joyce M. Roché	208 S. Akard St. Dallas, Texas 75202	Retired President and Chief Executive Officer of Girls Incorporated	Not Applicable.

Matthew K. Rose	208 S. Akard St. Dallas, Texas 75202	Chairman and Chief Executive Officer of Burlington Northern Santa Fe, LLC	Burlington Northern Santa Fe LLC 2650 Lou Menk Drive Fort Worth, Texas 75131-2830

Burlington Northern Santa Fe LLC is one of the largest freight rail systems in North America.

Laura D’Andrea Tyson	208 S. Akard St. Dallas, Texas 75202	Professor of Global Management at the Walter A. Haas School of Business, University of California at Berkeley	The Walter A. Haas School of Business, University of California at Berkley 2220 Piedmont Avenue

(delivery address) University of California at Berkeley Berkeley, CA 94720-1900

CUSIP No. 65337Y102	Page 17 of 18

Name of Executive Officer (other than Directors)	Business Address	Principal Occupation	Name, Address and Principal Business of Employer
William A. Blase Jr.	208 S. Akard St. Dallas, Texas 75202	Senior Executive Vice President – Human Resources	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202

James W. Cicconi	208 S. Akard St. Dallas, Texas 75202	Senior Executive Vice President – External and Legislative Affairs, AT&T Services, Inc.	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202

Catherine M. Coughlin	208 S. Akard St. Dallas, Texas 75202	Senior Executive Vice President and Global Marketing Officer	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202

Rafael (Ralph) de la Vega	208 S. Akard St. Dallas, Texas 75202	President and Chief Executive Officer – AT&T Mobility	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202

John Donovan	208 S. Akard St. Dallas, Texas 75202	Senior Executive Vice President – AT&T Technology and Network Operations	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202

Andrew M. Geisse	208 S. Akard St. Dallas, Texas 75202	Senior Executive Vice President, AT&T Business and Home Solutions – AT&T Business Solutions	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202

Ronald E. Spears	208 S. Akard St. Dallas, Texas 75202	Senior Executive Vice President – Executive Operations	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202

John T. Stankey	208 S. Akard St. Dallas, Texas 75202	Group President and Chief Strategy Officer	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202

CUSIP No. 65337Y102	Page 18 of 18

Name of Executive Officer (other than Directors)	Business Address	Principal Occupation	Name, Address and Principal Business of Employer
John Stephens	208 S. Akard St. Dallas, Texas 75202	Senior Executive Vice President and Chief Financial Officer	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202

Wayne Watts	208 S. Akard St. Dallas, Texas 75202	Senior Executive Vice President and General Counsel	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202